EXHIBIT 99.12

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Cameco Corporation (the “Company”) on Form 40-F for the year ended December 31, 2019, as filed with the U.S. Securities and Exchange Commission on the date hereof (the “Report”), I, Grant Isaac, Senior Vice-President and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1.	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By:     /s/ Grant Isaac
Name:  Grant Isaac
Title:    Senior Vice-President and
             Chief Financial Officer

March 27, 2020